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08029735

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Securities Network Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8199 Robin Hill Road
(No. and Street)

Newburgh (City) IN (State) 47629-0250 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cleo Holder 812-490-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John Friend and Company, P.C.
(Name – *if individual, state last, first, middle name*)

2916 E. Morgan Avenue (Address) Evansville (City) IN (State) 47711 (Zip Code)

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

M
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OATH OR AFFIRMATION

I, Cleo Holder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Securities Network Corp, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

TONYA KAY ROLLINS
MY COMMISSION EXPIRES
August 23, 2014
NOTARY SEAL
VANDERBURGH COUNTY
NOTARY PUBLIC, STATE OF INDIANA

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SECURITIES NETWORK CORPORATION

FINANCIAL STATEMENTS

For the Years Ended
December 31, 2007 and 2006

864fs

FIRST SECURITIES NETWORK CORPORATION

CONTENTS

JOHN FRIEND & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

2916 EAST MORGAN AVENUE • EVANSVILLE, INDIANA 47711 • (812) 473-3388

Board of Directors
First Securities Network Corporation
8199 Robin Hill Road
Newburgh, IN 47629-0250

Independent Auditor's Report

We have audited the balance sheets of First Securities Network Corporation as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Securities Network Corporation as of December 31, 2007 and 2006, and the result of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on page 14 and the information on pages 15 through 19 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John Friend & Company, P.C.

John Friend & Company, P. C.
Certified Public Accountants
Evansville, IN

February 19, 2008

FIRST SECURITIES NETWORK CORPORATION

BALANCE SHEETS

	December 31, 2007	December 31, 2006
LIABILITIES		
CURRENT:		
Accounts payable	$ 7,573	$ 4,582
Accrued expenses	-0-	31,013
Accounts payable – affiliate	-0-	7,901
Accounts payable officer	20,995	35
TOTAL CURRENT LIABILITIES	28,568	43,531
STOCKHOLDERS' EQUITY		
Common Stock - No Par Value, 1000 shares authorized, 876 shares issued and outstanding	12,248	12,248
Paid In Capital	388,820	364,975
Other Comprehensive Income	-0-	52,740
Retained (Deficit)	(399,655)	(270,585)
	1,413	159,378
	29,981	202,909

See accompanying auditor's report, summary of accounting policies and notes to financial statements.

FIRST SECURITIES NETWORK CORPORATION

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2007		Year Ended December 31, 2006	
Revenue	$ 774,189	100.00 %	$ 947,600	100.00 %
Operating Expenses	732,287	94.61	996,063	105.11
Operating Income (Loss)	41,902	5.41	(48,463)	(5.11)
Other Income (Expenses)	86,743	11.20	(-0-)	(0.00)
Income (Loss) Before Taxes on Income	128,645	16.61	(48,463)	(5.11)
Taxes	-0-	0.00	-0-	0.00
Net Income (Loss)	128,645	16.61	(48,463)	(5.11)
Income (Loss) Per Share of Common Stock	146.86		(56.70)	

See accompanying auditor's report, summary of accounting policies and notes to financial statements.

FIRST SECURITIES NETWORK CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2007

	Capital Stock	Paid In Capital	Accum. Other Comp. Income	Retained Earnings
Balances at beginning of year	$ 12,248	$ 364,975	$ 52,740	$ (270,585)
Additional paid in capital	-0-	23,845	-0-	-0-
Other comprehensive income	-0-	-0-		-0-
Sale of stock	-0-	-0-	(52,740)	-0-
Net income (loss) for year	-0-	-0-	-0-	128,645
Distributions	-0-	-0-	-0-	(257,715)
Balances at end of year	12,248	388,820	-0-	(399,655)

Year Ended December 31, 2006

	Capital Stock	Paid In Capital	Accum. Other Comp. Income	Retained Earnings
Balances at beginning of year	$ 12,248	$ 287,087	$ 45,520	$ (217,622)
Additional paid in capital	-0-	77,888	-0-	-0-
Other comprehensive income	-0-	-0-	7,220	-0-
Net (loss) for year	-0-	-0-	-0-	(48,463)
Distributions	-0-	-0-	-0-	(4,500)
Balances at end of year	12,248	364,975	52,740	(270,585)

See accompanying auditor's report, summary of accounting policies and notes to financial statements.

FIRST SECURITIES NETWORK CORPORATION

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

	Year Ended December 31, 2007	Year Ended December 31, 2006
SUBORDINATED LIABILITIES	$ -0-	$ -0-
Increase	-0-	-0-
Decrease	-0-	-0-
SUBORDINATED LIABILITIES	-0-	-0-

See accompanying auditor's report, summary of accounting policies and notes to financial statements.

FIRST SECURITIES NETWORK CORPORATION

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2007	Year Ended December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ 128,645	$ (48,463)
Adjustments to reconcile net (loss) to cash provided by operating activities:		
Depreciation	8,382	14,342
Change in assets & liabilities		
(Increase) decrease in commissions receivable	51,414	(20,523)
Increase (decrease) in accrued expenses	(31,013)	9,198
Increase (decrease) in accounts payable affiliate	(7,901)	764
Increase (decrease) in accounts payable	2,991	4,582
(Gain) Loss on sale of stock	(71,448)	-0-
(Gain) Loss on sale of property	20,110	-0-
Net cash provided by (used in) Operating activities	101,180	(40,100)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Sale of equipment	20,720	-0-
Sale of stock	126,473	-0-
Purchases of equipment	(14,703)	(13,013)
Purchase of investment-stocks	(-0-)	24,000
Net cash provided by (used in) investing activities	132,490	(37,013)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Accounts payable – officer	20,960	-0-
Additional paid in capital	23,845	77,888
Distributions	(257,715)	(4,500)
Net cash provided by (used in) financing activities	(212,910)	73,388
Net increase (decrease) in cash	20,761	(3,725)
Cash at beginning of year	6,654	10,379
Cash at end of year	27,414	6,654

See accompanying auditor's report, summary of accounting policies and notes to financial statements.

SUMMARY OF ACCOUNTING POLICIES

First Securities Network Corporation is a closely held corporation located in Newburgh, Indiana. They are a broker/ dealer licensed by NASD.

Customer security transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Any marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. Any resulting difference between cost and market would be included in other comprehensive income as unrealized gains or losses.

Deprecation is figured on a straight-line basis using estimated lives of seven years for all office furniture and equipment, except computers, which have an estimated life of five years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE A - FUNDS OR SECURITIES HELD

The Corporation does not hold any customer funds or securities. The Corporation utilizes clearing brokers and payments are paid directly to the clearing broker, the mutual fund, or to the limited partnerships.

NOTE B - S CORPORATION - INCOME TAX STATUS

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

NOTE C - RELATED PARTY TRANSACTIONS

The principals of the Corporation are shareholders in First Financial Resources Corporation and Charter Tax Service Corporation. All three Corporations operate out of the same location, which is leased on a month-to-month basis payable from a major shareholder. First Securities Network Corporation pays the full rent amounting to $2,700.00 per month. The other two Corporations then reimburse First Securities Network Corporation for their share of the rent. First Securities Network Corporation's share of the monthly rent is $2,562.10. The total rent paid by First Securities Network Corporation in 2007 and 2006 was $25,621 and $28,512 respectively.

As the three Corporations also share common expenses, First Financial Resources Corporation and Charter Tax Service Corporation reimburse First Securities Network Corporation for these expenses.

In April 1991, First Securities Network Corporation became the common paymaster for all of the corporations in which the principals are shareholders.

At December 31, 2007, First Securities Network Corporation was owed $0.00 by Charter Tax Service Corporation for common paymaster expenses and $0.00 for common area expenses while First Securities Network Corporation owed $0.00 to First Financial Resources Corporation for common area expenses. At December 31, 2006, First Securities Network Corporation was owed $25,480 by Charter Tax Service Corporation and owed $26,245 to First Financial Resources Corporation.

NOTE D - STATEMENTS OF CASH FLOWS

The corporation considers cash and cash equivalents to be cash in bank.

Cash paid during the years for:

	2007	2006
Interest	$ -0-	$ -0-
Income Taxes	-0-	-0-

See accompanying auditor's report

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006 the Company had net capital of $1,413 and $95,139, which was $3,587 below its required net capital and $90,139 in excess of its required net capital of $5,000, respectively. The Company's net capital ratio for 2007 and 2006 was 20.22:1 and 0.46:1, respectively. This is due to the company closing and distributing almost all of the equity by the end of the year.

NOTE F - PROFIT SHARING PLAN

In 1998, the Company established a trusteed, contributory profit sharing plan covering substantially all employees. The Company may contribute amounts not in excess of the maximum deduction allowable for income tax purposes. The Company made contributions totaling $-0- and $-0-, during the years ended December 31, 2007 and 2006 respectively. In 2007, the plan was closed.

NOTE G – PROPERTY AND EQUIPMENT

The major classifications of property and equipment at December 31, 2007 and 2006 consisted of the following:

	2007		2006	
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Furniture and Fixtures	$ -0-	$ -0-	$ 78,028	$ 48,810
Leasehold Improvements	-0-	-0-	6,512	1,221
	-0-	-0-	84,540	50,031

Depreciation charged to expense for financial statement purposes for the years ended December 31, 2007 and 2006 was $8,382 and $14,342 respectively, which was computed on straight line and accelerated methods.

See accompanying auditor's report

NOTE H - INVESTMENTS

As of December 31, 2007 and 2006, First Securities Network Corporation held -0- and 3,500 shares respectively of common stock in The NASDAQ Stock Market, Inc. This was all sold in 2007 for $126,473 with a capital gain of $71,448. In 2007, dividend income of $406 was earned.

	Purchase Date	Purchase Price	2007 Sale Price	2006 FMV	2007 Other Comp Inc	2006 Other Comp Inc
Common Stock	12/08/00	$ 26,000	$ 62,411	$ 61,580	$ -0-	$ 35,580
Common Stock	06/12/06	29,025	64,062	46,185	-0-	17,160
Total		55,025	126,473	107,765	-0-	52,740

NOTE I - ADVERTISING

The company expenses the production cost of advertising the first time the advertising takes place. At December 31, 2006 and 2005, the advertising expense was $3,176 and $28,638, respectively.

NOTE J – CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the corporation to concentration of credit risk consist principally of trade accounts receivable. The corporation trade accounts receivable are from various investment funds that pay the corporation commission on the investments they place with the funds. The concentration of credit risk arises from all of the accounts receivable being in the financial markets. Also, all of the customers whose funds the corporation is investing are from the Tri-State area of Indiana, Kentucky, and Illinois. As of December 31, 2007 and 2006, the receivables due from these customers were $2,566 and $53,981, respectively.

See accompanying auditor's report

**********SUPPLEMENTAL INFORMATION**********

FIRST SECURITIES NETWORK CORPORATION

SCHEDULES OF OPERATING EXPENSES

	Year Ended December 31, 2007		Year Ended December 31, 2006	
Advertising	$ 3,176	0.41 %	$ 17,790	1.90 %
Bank Charges	64	0.01	112	0.01
Broker - dealer fees	1,667	0.21	9,746	1.03
Depreciation & amort.	8,382	1.08	14,342	1.51
Donations	-0-	0.00	50	0.01
Dues & subscriptions	1,339	0.17	2,466	0.26
Federal unemployment tax	281	0.04	480	0.05
FICA tax expense	33,195	4.29	36,212	3.82
Insurance	22,810	2.95	27,319	2.88
Libraries	(116)	(0.01)	7,208	0.76
License & fees	-0-	0.00	645	0.07
Office supplies	10,792	1.39	22,123	2.33
Postage	10,771	1.39	24,760	2.61
Professional development	42	0.00	2,799	0.30
Professional fees	32,084	4.14	76,589	8.08
Property tax	491	0.06	555	0.06
Rent expense	25,621	3.31	28,512	3.01
Repairs and maintenance	6,787	0.88	6,777	0.72
Salaries – officers	446,365	57.66	543,365	57.34
Salaries – other	122,225	15.79	161,091	17.00
State unemployment tax	524	0.07	899	0.09
Telephone	5,787	0.75	8,859	0.94
Travel & entertainment	-0-	0.00	3,164	0.33
Total Operating Expenses	732,287	94.59	996,063	105.11

See accompanying auditor's report.

FIRST SECURITIES NETWORK CORPORATION

SCHEDULES OF OTHER INCOME (EXPENSES)

	Year Ended December 31, 2007		Year Ended December 31, 2006	
Miscellaneous income	$ 35,000	4.52 %	$ -0-	0.00 %
Dividend income	406	0.05	-0-	0.00
Gain (Loss) on sale of property	51,337	6.63	-0-	0.00
Total Other Income (Expenses)	86,743	11.20	-0-	0.00

See accompanying auditor's report

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

FIRST SECURITIES NETWORK CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31,		
		2007		2006
Net capital				
Total stockholder' equity	$	1,413	$	159,378
Add:				
Liabilities subordinated to claims of general creditors allowable in computation of net Capital		-0-		-0-
Total Capital And Allowable Subordinated Liabilities		1,413		159,378
Deductions and/or charges:				
A. Non-allowable assets:				
Office equipment		-0-		(34,510)
Commission receivable		-0-		(5,663)
Net Capital before haircuts		1,413		119,205
Haircuts on securities				
Stocks		-0-		(16,165)
Net Capital		1,413		103,040
Aggregate indebtedness				
Other accrued expenses and taxes		28,565		43,531
Total Aggregate Indebtedness		28,565		43,531
Computation of basic net capital requirement				
Minimum net capital required by company		5,000		5,000
Excess net capital		(3,587)		98,040
Ratio: Aggregate indebtedness to net capital		20.22:1		0.41:1

FIRST SECURITIES NETWORK CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2007	December 31, 2006
Reconciliation with company's computation		
Net capital as reported per "FOCUS" report as of December 31	$ 27,415	$ 110,774
Accounts receivable adjustment	2,566	(2,382)
Other comprehensive income	-0-	-0-
Accounts payable – affiliate adjustment	(-0-)	(765)
Accounts payable – officer	(20,995)	-0-
Accrued expenses	-0-	(5)
Accounts payable - trade	(7,573)	(4,582)
Net Capital Per Above	1,413	103,040

FIRST SECURITIES NETWORK CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

As of December 31, 2007 and 2006 the Corporation was under the exemption provision of SEC Rule 15c3-3 and was in compliance with such conditions as mandated.

JOHN FRIEND & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

2916 EAST MORGAN AVENUE • EVANSVILLE, INDIANA 47711 • (812) 473-3388

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
First Securities Network Corporation
8199 Robin Hill Road
Newburgh, IN 47629-0250

In planning and performing our audit of the financial statements and supplemental schedules of First Securities Network Corporation, as of and for the years ended December 31, 2007 and 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that in more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities Exchange Commission, the New York Stock Exchange, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

John Friend & Company, P. C.
Certified Public Accountants
Evansville, IN

February 19, 2008